UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SES AI Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

78397Q109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons SK Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 35,870,328
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 35,870,328
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,870,328 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.30%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 32,041,300 shares of Class A Common Stock and (ii) 3,829,028 shares of Class A Common Stock that will be issued to the reporting person if the closing price of shares of the Class A Common Stock is equal to or greater than $18.00 during the period beginning on the date that is the one year following the closing of the Business Combination (the “Closing”) and ending on the date that is five years following such closing (the “Earn-Out Shares”).

(2)	Calculated based on 313,656,338 shares of Class A Common Stock outstanding as of 2024-07-25 as reported on the Issuer’s Form 10-Q, filed on 2024-07-30, plus the Earn-Out Shares described in note (1).

Item 1(a).	Name of Issuer:

SES AI Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Cabot Rd.

Woburn, MA 01801

Item 2(a).	Names of Persons Filing:

This statement is filed by SK Inc., who is referred to herein as the “Reporting Person”.

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

26, Jong-Ro, Jongno-Gu

Seoul, South Korea 03188

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

78397Q109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

The reported securities are held directly by SK Inc. The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2024

By:	/s/ Byung Don Kwon
Name: Byung Don Kwon
Title: Vice President, Head of Financial Strategy